May 11, 2009

Dear Fellow Shareholder,

On behalf of your Board of Directors, I am pleased to provide you with a review of Northern Dynasty’s activities over the past year. Additional information can be found within the Company’s year-end financial materials and on-line at www.northerndynasty.com.

Should you have any questions concerning the proxy materials provided, please feel free to contact Investor Services personnel at 604-684-6365 or toll-free at 1-800-667-2114.

For Northern Dynasty, 2008 was a tremendously active and successful year during which all of the Company’s business objectives were substantially fulfilled.

As you know, Northern Dynasty’s principal asset is a 50% interest in the Pebble copper-gold-molybdenum deposit in southwest Alaska – among the largest undeveloped porphyry systems in the world – as well as 153 square miles of associated resource lands and a partnership funding agreement with a wholly-owned U.S. subsidiary of Anglo American plc. As such, all of the significant project advances achieved in 2008 and described below were achieved by the Anchorage-based Pebble Limited Partnership, of which Northern Dynasty is a 50% owner.

The 2008 work program at Pebble was budgeted at more than US$140 million. Objectives included the further delineation of the high-grade Pebble East zone, significantly expanding the proportion of known mineral resources at Pebble contained within measured and indicated categories, and advancing the multi-disciplinary environmental, socioeconomic, engineering and technical studies required to complete a Prefeasibility Study for the Pebble Project.

The Pebble Partnership also sought to advance its stakeholder engagement, community relations, workforce and business development, and public education programs last year in an effort to foster the social and political conditions necessary to permit the Pebble Project in the years ahead. Considerable progress was made in all of these areas.

Importantly for Northern Dynasty shareholders, all of the work undertaken to advance the Pebble Project last year was funded by Anglo American plc. To retain its 50% interest, Anglo American is required to continue its staged investment of US$1.425 billion to advance the Pebble Project toward permitting and operations. To the end of 2008, this staged investment by Anglo American plc totals US$180 million.

Among the most significant accomplishments recorded last year was the recruitment of a U.S.-based executive and management team to oversee the completion of a Prefeasibility Study and lead the Pebble Project into permitting in 2010.

The Pebble Partnership is lead by CEO John Shively (a former Commissioner of the Alaska Department of Natural Resources), VP Environment Ken Taylor (a former Deputy Commissioner of the Alaska Department of Fish & Game) and a multi-disciplinary team of senior business and resource development professionals. The project’s leaders are well-known in Alaska and widely respected for their commitment to developing projects that benefit Native and rural communities, while protecting important natural resources.

The Partnership has also assembled a world-class mine development team. It is comprised of 20 senior engineers and technical specialists (many consulting from Anglo American), as well as 58 engineering firms and specialized consultancies from around the world. Collectively, the Pebble Project mine development team has a lengthy track record for permitting major projects in Alaska and around the globe.

Following an intensive 2008 program in which over 179,000 feet were drilled for resource delineation, engineering and environmental purposes, the Pebble Partnership announced an updated mineral resource estimate in December 2008. At a 0.30% copper equivalent cut-off, the Pebble mineral resources are:

  5.1 billion tonnes of measured and indicated resources grading 0.77% CuEQ and containing 48 billion lb copper, 57 million oz gold and 2.9 billion lb molybdenum; and,

  4.0 billion tonnes of inferred mineral resources grading 0.55% CuEQ and containing 24 billion lb copper, 37 million oz gold and 1.9 billion lb molybdenum.

While upgrading both resource volume and contained metal within the Pebble deposit, the December 2008 estimate is perhaps most notable for vastly increasing the proportion of the known mineral resource within higher-confidence measured and indicated categories. By virtually any measure – volumes and grade, continuity of mineralization, resource confidence and potential for expansion – Pebble is among the most important mineral deposits in the world.

Site investigation work at Pebble last year was not solely focused on resource drilling, however. Extensive geotechnical and metallurgical drilling programs were undertaken to support the engineering team’s efforts to develop a Prefeasibility Study. Some US$25 million was invested on environmental and socioeconomic studies, as the Partnership’s environmental study team focuses on the completion of one most comprehensive baseline study programs in the history of U.S. mining.

The Pebble Partnership made significant strides in its stakeholder engagement, community outreach and public education efforts as well. Thousands of project stakeholders participated in company hosted events and tours last year. Some 133 local residents were employed at the Pebble Project over the course of 2008, while the Pebble Partnership advanced important partnerships with local Native corporations.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities established a local citizens’ Advisory Board in 2008 and awarded its first US$1 million in community development grants to local non-profit organizations. And the citizens of Alaska overwhelmingly rejected, by a margin of 57-43, a ballot initiative that would have harmed the state’s minerals industry.

Although the Pebble Project has a number of technical and regulatory hurdles to overcome before it earns its social license from the people of Alaska, the Pebble Partnership has set a solid foundation for future success. In total, 20 different local community and Native institutions have now passed resolutions supporting the Partnership’s efforts to advance through the permitting process to develop an environmentally sound and socially responsible project.

As the Pebble Partnership advances toward completion of a Prefeasibility Study and the onset of project permitting, the focus of its activities have shifted from detailed site investigations to advanced engineering. The Pebble Limited Partnership Board of Directors has approved a US$59 million budget for 2009, with the potential for supplemental program spending up to a total of US$70 million. All project funding in 2009 will be provided by Anglo American plc.

Clearly, the Pebble Project is on a path to development. As 50% owner of the largest undeveloped copper-gold porphyry system in the world, Northern Dynasty is well positioned to generate value for its shareholders, either through the long-term development or near-term transaction.

The Company has a favourable cash position today, with reserves of US$38 million, and is not expected to face any significant financial commitments until permitting is complete and project construction well underway. Northern Dynasty’s shareholder base includes two of the largest mining and metals companies in the world; Rio Tinto plc currently owns 19.8% of Northern Dynasty shares, while Mitsubishi Corp recently increased its share ownership to 11%.

Other corporate developments in 2008 include the retirement of Jeffrey Mason from the Northern Dynasty Board of Directors and as Chief Financial Officer. We thank him for his valuable contribution to the success of the Company over many years, and welcome Taseko Mines Limited President & CEO Russell Hallbauer to the Board of Directors and the appointment of Marchand Snyman to the position of CFO. Both Mr. Hallbauer and Mr. Snyman have extensive experience and successful track records in mineral exploration, development and operations, and will contribute significantly to the success of the Company in years ahead.

Northern Dynasty’s Annual General Meeting, to be held on June 10th at 2 pm PST in Vancouver, B.C., will provide another opportunity to discuss the details of Northern Dynasty’s business plan and corporate objectives for the year ahead. I’d encourage you to attend and look forward to speaking further with you then.

Best regards,

Ronald W. Thiessen
President/CEO/Director

Note 1: Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum.